3579 Valley Centre, Suite 100 San Diego, CA 92130	Via EDGAR

May 4, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin

Re:	AmpliPhi Biosciences Corporation Registration Statement on Form S-1 Filed April 6, 2017, as amended File No. 333-217169

Acceleration Request

Requested Date:   May 4, 2017

Requested Time:  5:00 P.M. Eastern Time

Dear Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-217169) (the “Registration Statement”) to become effective on May 4, 2017, at 5:00 P.M. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of Asa Henin and James Pennington of Cooley LLP, counsel to the Registrant, to make such request on its behalf. The Registrant is aware of its obligations under the Securities Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Asa Henin of Cooley LLP, counsel to the Registrant, at (858) 550-6104, or in his absence, James Pennington of Cooley LLP at (858) 550-6029.

Very truly yours,

AmpliPhi Biosciences Corporation

By:	/s/ M. Scott Salka
M. Scott Salka
Chief Executive Officer

cc:	Steve R. Martin, AmpliPhi Biosciences Corporation

Thomas A. Coll, Esq., Cooley LLP

Ivan Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.